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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                  (Check One):


(  ) Form 10-K  (  ) Form 20-F  (X) Form 11-K  (  )Form 10-Q   (  )Form N-SAR
For the Period Ended:  December 31, 1997
(  ) Transition Report on Form 10-K
(  ) Transition Report on Form 20-F
(  ) Transition Report on Form 11-K
(  ) Transition Report on Form 10-Q
(  ) Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I  Registrant Information

Full Name of Registrant

  Commonwealth Telephone Enterprises, Inc.

Address of Principal Executive Office

  100 CTE Drive
  Dallas, Pennsylvania  18612-9774
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Form 12b-25
Page 2

Part II  Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(x) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(x) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III  Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attached Extra Sheets if Needed)

The "Commonwealth Telephone Company Bargaining Employees 401(k) Plan", which is the subject of the Form 11-K, requires the separate investment fund option information from the trustee for disclosure in the notes of the financial statements for participant and non-participant directed investment categories and programs. Effective September 30, 1997, C-TEC Corporation (now Commonwealth Telephone Enterprises, Inc.) effected a spin-off of two of its wholly-owned subsidiaries. New benefit plans were established for the spun-off entities and participants' account balances under the existing plan were transferred to the new plans, which required the trustee to identify, segregate and transfer all 401(k) balances relating to employees of those subsidiaries to the new plans. Consequently, additional time is necessary to assemble the information necessary for the completion of the audit and preparation of financial statements of the Plan and to file a complete and accurate Form 11-K.
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Form 12b-25
Page 3


Part IV  Other Information

(1) Name and telephone number of person to contact in regard to this notification.

     Ralph S. Hromisin         (609)              734-3855
           (Name)           (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                         [X]   Yes    [__]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                         [__]   Yes    [X]   No

If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Commonwealth Telephone Enterprises, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned whereunto duly authorized.

Date:    June 26, 1998                 By: /s/ Bruce C. Godfrey
                                          Bruce C. Godfrey
                                          Executive Vice President
                                          Chief Financial Officer